UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LECG Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

523234 10 2

(CUSIP Number)

David J. Teece

The Offices of David Teece
2000 Powell Street, Suite 510
Emeryville, CA 94608

Telephone:  (510) 985-6796

with a copy to:

Steve L. Camahort
O’Melveny & Myers LLP
275 Battery Street, Suite 2600
San Francisco, CA 94111

Telephone:  (415) 984-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 523234 10 2

1.	Names of Reporting Persons David J. Teece

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 742,678

	8.	Shared Voting Power 521,876

	9.	Sole Dispositive Power 742,678

	10.	Shared Dispositive Power 521,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,264,554

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9905%(1)

14.	Type of Reporting Person (See Instructions) IN

(1) Based on 25,339,166 shares of the issuer outstanding on October 31, 2007 per the Form 10-Q filed by the issuer on November 8, 2007.

This Amendment No. 2 (this “Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission by David J. Teece, PhD. (the “Reporting Person”) on December 22, 2003, as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Person on December 4, 2007 (together, the “Schedule 13D”) is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, by the Reporting Person to amend certain information  previously  reported by the Reporting Person in the Schedule 13D by adding the information set forth below to the items indicated.  Unless otherwise stated herein, all capitalized terms used in this Amendment No. 2 have the same meanings as those set forth in the Schedule 13D.

Item 4.         Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following:

On November 27, 2007, the Reporting Person and the Issuer entered into an Employment Agreement (the “Employment Agreement”), pursuant to which, among other things, the Reporting Person agreed to certain provisions that restrict his actions related to the Issuer prior to July 31, 2008, including his ability to acquire additional securities of the Issuer.  The description of the Employment Agreement herein is qualified in its entirety by reference to the Employment Agreement, a copy of which is attached hereto as Exhibit 6 and incorporated herein by reference.

On February 14, 2008, the Reporting Person provided a notice to UBS Financial Services Inc. and to the Issuer terminating the Trading Plan effective February 15, 2008.

Item 5.         Interest in Securities of Issuer.

Item 5(a) is hereby amended and supplemented to add the following:

(a)  As of the date of this report, the Reporting Person beneficially owns an aggregate of 1,264,554 Shares, which represent 4.9905% of the Issuer’s 25,339,166 Shares outstanding as of October 31, 2007.  Of the 1,264,554 Shares which the Reporting Person beneficially owns, 510,944 Shares represent Shares which the Reporting Person does not currently own, but which the Reporting Person has the right to acquire pursuant to presently vested and exercisable options, as well as options which will become vested and exercisable within 60 days of February 29, 2008, 123,047 Shares represent Shares which are held by the Flex Trust, but over which Dr. Teece has no voting or dispositive control, 325,000 Shares represent Shares which are held by the Teece Irrevocable Trust but over which Dr. Teece has no voting or dispositive control, 73,829 Shares represent Shares which are held by the Teece Family Millennium Trust but over which Dr. Teece has no voting or dispositive control and 10 Shares represent Shares which are held by Norman Laboe, as custodian for the Austin David Teece UCAUTMA.

Item 5(c) is hereby amended and supplemented to add the following:

(c)  There have been no purchases or sales of Shares by the Reporting Person within the last sixty days, except for the sale of the Shares on the open market pursuant to the Reporting Person’s Trading Plan as indicated in the table below, which table sets forth the date of each transaction, the number of Shares sold in each transaction, and the purchase price per share for the Shares sold in each transaction:

Date	Number of Shares	Per Share Sale Price
12/14/2007	15,000	$14.8639
12/17/2007	25,000	$14.5864
12/18/2007	25,000	$14.2781
12/21/2007	25,000	$15.0519
12/26/2007	25,000	$15.0201
12/27/2007	30,000	$14.6985
12/28/2007	20,000	$14.9931
12/31/2007	25,000	$14.9777
1/2/2008	25,000	$14.7737
1/3/2008	25,000	$14.5868
1/7/2008	22,500	$13.9911
1/9/2008	27,500	$13.9505
1/10/2008	25,000	$14.5264
1/15/2008	30,000	$13.804
1/16/2008	25,000	$14.0111
1/18/2008	20,000	$13.4299
1/22/2008	25,000	$13.0882
1/23/2008	25,000	$12.8116
1/24/2008	30,000	$12.7684
1/28/2008	20,000	$12.5469
1/30/2008	25,000	$8.3084
2/1/2008	25,000	$8.5072

(e)  The Reporting Person ceased to be the beneficial owner of more than five percent of the Shares on February 1, 2008.  Consequently, no further filings on Schedule 13D will be made unless such ownership level is exceeded.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to add the following:

See Item 4 for a description of the Employment Agreement.  A copy of the Employment Agreement is filed herewith as an exhibit and incorporated herein by reference, and the description of the Employment Agreement herein is qualified in its entirety by reference to the Employment Agreement filed herewith.

Item 7.         Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to add the following:

6                                         Employment Agreement dated November 27, 2007 by and among LECG Corporation, LECG, LLC and David J. Teece.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2008
David J. Teece
/s/ David J. Teece

INDEX TO EXHIBITS

Exhibit Number	Document

1	10b5(1) Trading Plan dated November 30, 2007, incorporated by reference to Exhibit 1 to the Reporting Person’s Schedule 13D filed with the SEC on December 4, 2007.

2

Registration Rights Agreement between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece, David Kaplan, Frog & Peach Investors, LLC and other persons dated September 29, 2000, incorporated by reference to Exhibit 10.18 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on August 25, 2003 (Commission File Number 333-108189).

3

Form of Plan of Reorganization, incorporated by reference to Exhibit 10.46 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on November 7, 2003 (Commission File Number 333-108189).

4	2000 Incentive Plan, incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on November 7, 2003 (Commission File Number 333-108189).

5	Option grants to David J. Teece issued pursuant to the Plan, incorporated by reference to Exhibit 5 to the Reporting Person’s Schedule 13D filed with the SEC on December 4, 2007.

6	Employment Agreement dated November 27, 2007 by and among LECG Corporation, LECG, LLC and David J. Teece.